Argyle Security Acquisition Corporation
200 Concord Plaza, Suite 700
San Antonio, TX 78216

Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549

Re:	Argyle Security Acquisition Corporation
Registration Statement on Form S-4
File No. 333-139594

Ladies and Gentlemen:

Argyle Security Acquisition Corporation (the "Registrant") previously filed the above-referenced registration statement on Form S-4 (the "Registration Statement"). Pursuant to Rule 477, promulgated under the Securities Act of 1933, as amended (the "Securities Act"), the Registrant hereby requests that the Registration Statement, together with all exhibits, be withdrawn at your earliest convenience.

The Registration Statement was never declared effective. The Registrant believes withdrawal of the Registration Statement to be consistent with the public interest and the protection of investors. The Registrant represents that no securities have been sold pursuant to the Registration Statement. The Registrant intends to file a Schedule 14A with respect to the transactions contemplated by the Registration Statement.

The Registrant requests that the Commission issue a written order granting the withdrawal of the Registration Statement. Please fax a copy of the order to the Registrant's counsel, Mitchell Nussbaum of Loeb & Loeb LLP, at (212) 407-4990.

The Registrant requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant's account to be offset against any future filing fees.

If you have any questions about this withdrawal request, please contact Mitchell S. Nussbaum at (212) 407-4159.

Sincerely,

/s/ Bob Marbut
Bob Marbut
Co-Chief Executive Officer